MANAGING TODAY'S CHALLENGES

Positioning for Tomorrow's Growth



BOSTON • NEW YORK • JUNE 4 - 5, 2009

Safe Harbor Statement

Some of the statements contained in today's presentations are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

PHI's Long-Term Strategic Objectives



- Drive earnings growth

- Grow dividend in line with utility earnings growth

- Reduce overall business risk

- Strengthen investment grade ratings

- Invest in the core T&D business

- Implement Blueprint initiatives

- Achieve supportive regulatory outcomes

- Prudently manage complementary competitive energy businesses

We are confident in our plan and are optimistic about longer term growth

Note: See Safe Harbor Statement at the beginning of today's presentation.

Investing in PHI

PHI Pepco Holdings, Inc

Transmission & Distribution



	2009 – 2013 Forecast Business Mix*
pepco (A PHI Company); delmarva power (A PHI Company); atlantic city electric (A PHI Company)	70 – 75%





Competitive Energy / Other





conectiv energy; pepco Energy Services; PHI Investments	25 – 30%

- **Growing regulated infrastructure platform**
- **Well positioned for industry transformation**
- **Complementary competitive energy businesses**
- **Disciplined growth strategy**

… offers an

- **Attractive total return**

*** Percentages based on projected operating income.**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Mid-Atlantic Power Pathway (MAPP)



Philadelphia
Wilmington
Baltimore
Washington, DC
Dover
Burches Hill
Chalk Pt.
Cambridge
Georgetown
Indian River
Possum Pt.
Vienna
Salisbury
North Anna
Calvert Cliffs
MAPP Power Line 500 kV
MAPP HVDC Transmission
Nuclear Generation
Fossil Generation
Substation

- **Revised project total - $1.2 billion**
- **Construction to begin 4Q 2009**
- **Revised in-service date - 2014**

Recent Events

- **December 2008 - PJM Board approved a High Voltage Direct Current system for the segment from Calvert Cliffs to Indian River.**
- **February 2009**
  - **MD PSC authorized Pepco to start construction on the Burches Hill to Chalk Point segment.**
  - **Pepco and Delmarva filed multiple applications seeking authority to construct certain segments in Southern MD.**
  - **Pepco filed a joint environmental permit application for the Southern MD segment.**
- **May 2009**
  - **PJM reaffirmed the need for the project, but delayed the in-service date by one year as a result of the recent load forecast.**
  - **December 2011 - Possum Point to Calvert Cliffs segment in-service date.**
  - **June 2014 - Calvert Cliffs to Indian River segment in-service date.**
  - **Indian River to Salem segment moved from RTEP approved plan to PJM's "continuing study" list.**

MAPP – Updated Construction Cost and Timing Estimates



(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	500 kV Total
2009	$ 46	$ 10	$ -	$ 56
2010	100	36	-	136
2011	141	154	-	295
2012	150	167	-	317
2013	60	173	-	233
TOTAL	**$ 497**	**$ 540**	**$ -**	**$ 1,037**

- Current total estimated cost of project (2008 - 2015) is $1.2 billion.

- Application filed with Department of Energy (DOE) seeking loan guarantee ($684 million) for MAPP financing
  - Application passed the first two levels of DOE review
  - Notified by DOE on May 27th that application was selected by the Loan Guarantee Program Office for due diligence review

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future Progress to Date

Vendor Selection

- Comverge – selected vendor for Direct Load Control in Maryland
- Silver Spring Networks – selected vendor for AMI communication network
- IBM – system integrator for Delaware deployment to enable over the air meter read, outage detection, on demand meter reads and remote disconnect
- GE and Landis + Gyr – selected as meter manufacturers
- Scope Services – selected as meter installation contractor

Delaware Deployment

- 3Q 2009 Complete field acceptance testing of the AMI equipment and systems
- 4Q 2009 Commence deployment of AMI equipment in Delaware

Smart Community Demonstration

- 4Q 2009 deployment potentially begins for ACE and Pepco Maryland
  - Maryland - Bethesda (Montgomery County) and Fort Washington (Prince George's County)
  - New Jersey - Glassboro (Gloucester County) and Absecon (Atlantic County)



Blueprint for the Future –
Construction Cost and Timing Estimates



(Dollars in Millions)

Advanced Metering Infrastructure	2009	2010	2011	2012	2013	Total
Atlantic City Electric	$ 1	$ -	$ -	$ -	$ 8	$ 9
Delmarva Power	30	39	-	40	-	109
Pepco	1	-	-	72	79	152
AMI System Improvements	15	29	5	-	-	49
Meter Data Management System	2	3	-	-	-	5
Total	**$ 49**	**$ 71**	**$ 5**	**$112**	**$ 87**	**$ 324**

- Current total estimated cost of project (2008 - 2014) is $422 million
- Pursing federal funds under The American Recovery And Reinvestment Act of 2009

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Rate Case - Summary



(Dollars in Millions)

	DPL-MD	Pepco-DC [3]
Filing Date	5/6/09	5/22/09
Rate Base as Filed	$310.4	$1,054.0
Equity Ratio	49.87%	46.18%
ROE	11.25%	11.50%
Revenue Requirement	$14.1	$51.7
Residential Total Bill % Increase	2.6%	6.1%
Expected Timing of Decision [1]	12/09	Q1 2010
Revenue Requirement with adoption of surcharge [2]	$10.3	$48.3

1) Maryland statute requires completion of cases within seven months or rates can be put into effect subject to refund; no statute in the District of Columbia, target to complete cases within nine months of filing.

2) In the filings, a three year rolling average treatment of pension, OPEB, and bad debt expense was requested. The average of these costs would be recovered through a surcharge (updated annually) with the difference between the average and the actual costs incurred deferred for future recovery.

3) Request without adoption of the Bill Stabilization Adjustment (BSA) mechanism, ROE and revenue requirement requested with adoption of BSA are 11.25% and $49.7 million, respectively.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Summary

(Dollars in Millions)

	Pepco		Delmarva Power			Atlantic City Electric
	MD [1]	DC [1]	DE [1]	MD [1]	DE Gas [1]	NJ [2]
Operating Income (Adjusted) [3]	$69	$60	$27	$17	$16	$55
Rate Base (Adjusted) [4]	$910	$1,018	$388	$278	$228	$788
Earned Return on Rate Base	7.55%	5.85%	6.83%	6.26%	7.03%	6.97%
Authorized Return on Rate Base	7.99%	7.96%	7.17%	7.68%	7.73%	8.14%
Most Recent Authorized Return on Equity	10.00%	10.00%	10.00%	10.00%	10.25%	9.75%
Most Recent Test Period	Sep-06	Sep- 06	Mar-05	Sep-06	Mar-06	Dec-02
Next Anticipated Filing	Q1-10	Q2-09	Q3-09	Q2-09	Q2-10	Q3-09
Earned ROE (Adjusted) [3]	8.80%	5.40%	8.20%	6.60%	8.60%	6.70%
Revenue Requirement to Achieve Authorized ROE	$9.7	(Note 5)	$5.8	(Note 5)	$3.1	$18.7
- Total Residential Bill % Change	< 1%	(Note 5)	< 1%	(Note 5)	< 1%	1%
Revenue Requirement - Equating to 25 Basis Point Change in ROE	$1.8	$2.0	$0.8	$0.6	$0.5	$1.6

(1) As filed with Quarterly Earned Return Reports for the twelve months ended 9-30-08, which is developed in accordance with PSC instructions and, therefore, does not reflect all costs the companies believe are appropriate to include in their rate case filings.

(2) Estimate as of 9-30-08; does not reflect all costs the Company believes are appropriate to include in its rate case filing.

(3) Adjusted for estimated 2009 pension expense and other known cost increases.

(4) Adjusted for planned plant additions.

(5) For DPL MD and Pepco DC, refer to slide titled "Distribution Rate Case – Summary" for detail of rate case filings.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Transmission Summary

Pepco Holdings, Inc

(Dollars in Millions)	Pepco	Delmarva Power	Atlantic City Electric	Total
Period End Rate Base (1)				
Base Amount - 11.3%	**$345**	**$306**	**$338**	**$990**
Incentive Amount - 12.8%	**24**	**5**	**45**	**74**
Total	**$370**	**$312**	**$382**	**$1,064**
Current Authorized Return on Equity (2)	**11.3 - 12.8%**	**11.3 - 12.8%**	**11.3 - 12.8%**	

(1) Rate base at 12/31/08 based on FERC-approved Formula.

(2) Projects with a FERC-approved incentive ROE adder earn 12.8%. Authorized return on equity is 11.3% for all other transmission.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Regulatory Filings –
Deferral of Pension Expense



- On May 1st, PHI's utilities made filings in their regulatory jurisdictions to mitigate the effect of significantly higher pension expense being incurred as compared to prior periods.

- The filings request a deferral of the amount of pension expense charged to O&M expense that is above the amounts currently included in base distribution rates.

- The filings request a total of $35 million of 2009 pension expense (going back to Jan. 2009) be deferred for future recovery.

- The accumulated deferred balance would be incorporated into rates in the next base rate proceeding.

Dollars in Millions

Pepco – DC	$5.4
Pepco – MD	$9.3
DPL – Electric – DE	$8.2
DPL – Gas – DE	$1.9
DPL – MD	$5.0
ACE – NJ	$5.3
Total	$35.1

Note: See Safe Harbor Statement at the beginning of today's presentation.

Transmission Formula Rates - Update

- Transmission formula rates updated; new rates in effect June 1, 2009:

(Millions of Dollars)	Pepco	Delmarva Power	Atlantic City Electric	Total
Previous Revenue Requirement (6/1/08 – 5/31/09)	$87.2	$72.0	$61.4	$220.6
Current Revenue Requirement (6/1/09 – 5/31/10)	$89.3	$57.6	$65.8	$212.7
Revenue Increase/(Decrease)	$2.1	($14.4)	$4.4	($7.9)

- The formula rate process approved by FERC provides for a true-up from the prior year

- Based on the final FERC Form 1 filing, the 2009/2010 rate year true-up adjustment for the prior year is a negative $13 million; $10 million of which was related to a lower cost of capital

  – Cost of debt calculated as annual interest divided by end of period debt

  – Utilities issued $750 million in debt in the 4th quarter of 2008

Note: See Safe Harbor Statement at the beginning of today's presentation.

An Eastern PJM, mid-merit focused generator

Conectiv Energy Generating Facilities



○ **Existing sites**

★ **Construction projects (549 MW)**

2008 Capacity (4,283 MW)
(Owned and contracted)



Peaking Units, 25%

Coal, 10%

Oil-NG fired steam, 12%

Gas Combined Cycle, 53%

Note: Excludes units under development

Financials (as of 12/31/08)

Property, Plant & Equipment	$1,225 M
Construction Work in Process	$ 249 M
2008 Earnings	$ 122 M



Total Gross Margin Forecast Range

Note: See Safe Harbor Statement at the beginning of today's presentation.



% Hedged*   100%   ~50%   ~50%   ~70%

□ Forecast Gross Margin   ■ Hedged Value

* % Hedged = Hedged value/ Midpoint of forecast range

Note: See Safe Harbor Statement at the beginning of today's presentation.

Reliability Pricing Model – Conectiv assets located in constrained Zones



RPM Auction Results ($/MW-Day)

PJM Zones	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
Eastern MAAC	$198	$149	$191	$174	$110	$140
MAAC + APS			$191			
MAAC						$133
DPL South	$198	$149	$191	$186	$110	$222
Balance of Pool	$41	$112	$102	$174	$110	$16

Prices received by Conectiv Energy assets

MW Capacity 2012/13



MAAC 30% 1,121 MW

Eastern MAAC 69% 2586 MW

DPL South 1% 53 MW

Conectiv Energy's generating units are located in the Eastern MAAC, MAAC, and DPL South zones, where 2012/13 auction prices were favorable.

Delta Project – On time (2Q-11 COD); on budget



545 MW dual fuel combined cycle plant located in Peach Bottom Township, PA

Project Cost: $470 million ($862/kW-installed)

6-year tolling agreement (6/1/2011 – 5/31/2017) with Constellation Energy provides a stable and predictable earnings profile

Projected net income of $24-28 million/year

Project Status
- All major permits acquired
- Site grading/ foundations and underground work in progress
- Major equipment ordered/delivery confirmed to meet commercial operation date
- Commercial operation date – June 2011

Permits and infrastructure allow for expansion (additional 545 MW block)

Note: See Safe Harbor Statement at the beginning of today's presentation.

Cumberland Project – On time (6/1/09); better than budget



100 MW dual fuel combustion turbine - flexible and efficient GE LMS 100 technology

Project Cost: $75 million budget
$73 million projection ($730/kW-installed)

Projected net income of $4-7 million/ year
- Capacity value contributes 50% of project value
- Included in PJM capacity auctions starting in 2009/10

Project Status
- Commercial operation date – June 1, 2009 (on schedule)

Existing CT site (Cumberland, NJ)
- Land available for further expansion (additional 100 MW)
- Additional natural gas and oil storage capacity
- Minimal transmission system upgrades (PJM Queue P06)
- Other infrastructure and resources on site

Note: See Safe Harbor Statement at the beginning of today's presentation.

Vineland Solar Project – Solar RECs in New Jersey



4 MW Solar PV project located in Vineland, NJ

Project Cost: $19 million ($4,700/kW-installed)

Projected Net Income of ~$1 million/ year

Project Summary
- Supports initiative to increase renewable energy portfolio
- 25 Year PPA with City of Vineland for capacity, energy and ancillaries (unit contingent)
- SREC's meet approximately 50% of CE's RPS requirements
- Located on 28 acres (City of Vineland)
- Connected to VMEU's 13-kV System

Project Status
- Construction commenced – site work
- Major equipment ordered/delivery confirmed to meet commercial operation dates
- Commercial operation date:
  - Phase I: 2 MW 3Q-09
  - Phase II: 2 MW 2Q-10

Note: See Safe Harbor Statement at the beginning of today's presentation.

Actively managing Regional Greenhouse Gas Initiative (RGGI) impacts



RGGI cap-and-trade program applies only to electricity generation emissions
- First compliance period from 2009 to 2011

Impacts CE plants in DE and NJ
- DE granted allowances to in-state generators
- NJ is auctioning their allowances

Participated in the three auctions for 2009 vintage allowances
- Resulting auction prices have ranged from $3.07-3.51/ton
- Will participate in future auctions

Currently hold ~50% of forecasted allowance requirements for the initial compliance period

Could be precursor to new federal carbon program

CE RGGI Allowance Balance (3/09)



Should benefit from RGGI due to predominant gas fired generation fleet, renewable energy supply and PA plants

Note: See Safe Harbor Statement at the beginning of today's presentation.

Renewable/climate legislation favors gas fuel and mid-merit/peaking units in the PJM region

conectiv energy
A New Generation of Energy

- Intermittent renewable (wind and solar) generation necessitates mid-merit and peaking backup capacity
- Weather variability (wind /cloud cover) amplifies regional supply volatility
- RGGI and any federal climate legislation advantages efficient gas-fired generation over coal

Generation Capacity by Type


Coal fired
baseload
Peaking
Renewable
Combined
Cycle
Oil-NG fired
steam

Expected 2011 fleet will have 90% mid-merit and peaking capacity

Generation Fleet Output by Fuel Source


Renewable
sources
Coal
Oil
Landfill gas
Natural gas

Natural Gas can fuel 70% of the 2011 fleet output

Note: See Safe Harbor Statement at the beginning of today's presentation.

PES Overview



- PES provides retail energy services to large commercial, industrial, and government customers

- Energy Services

  - Energy efficiency and renewable energy

  - Heating and cooling facilities, including combined heat and power

- Energy Supply

  - Retail Electric and Natural Gas Supply

    - PHI is conducting a strategic analysis of this business

  - Power Generation

    - Slated for retirement in 2012

PES earnings contributed 19¢/share in 2008



> **PES is shifting its strategic focus from Energy Supply to Energy Services**

PES's retail electric and natural gas business had record profits in 2008



- Beginning in October 2008, PES increased the cost of capital component for all retail proposals to reflect credit market conditions

- For all successful proposals, PES has been using collateral-free hedges

  - However, PES success in retaining customers has diminished

- PES expects to realize gross margins over the long term:

  - $3.00/MWh range for electric

  - $0.30/Dth range for natural gas

Key Metrics	2007	2008
Load Served - MW	4,294	4,388
MWh Delivered	19.0	20.1
Electric Retention Rate	70%	56%
BCF Delivered	30.0	36.1
Gross Margins		
$/MWh	$3.27	$3.71
$/Dth	$0.11	$0.37



Estimated, as of 3/31/2009

Note: See Safe Harbor Statement at the beginning of today's presentation.

PES is focused on growing its energy efficiency business



- PES's energy efficiency business fits well with PHI's strategic focus
  - Does not require capital expenditures or contingent capital
- PES has a successful track record of implementing energy efficiency projects
  - Approximately $750 million of energy efficiency projects installed since 1995
  - With over 200 employees, PES has developed this as core competency
- The recently enacted federal stimulus bill may provide PES with increased opportunities
  - $3.2 billion block grants to States for energy efficiency measures
  - $4.5 billion to GSA to invest in "high performance green buildings"
  - $3.2 billion to DOD to invest in energy efficiency for its facilities
- In December, PES was selected as an eligible contractor to perform energy efficiency work for the US DOE
  - 5-year term with options to extend
  - Allows PES to compete for projects at all federally owned facilities
  - Includes renewable energy projects

Liquidity Position

Millions of Dollars

At March 31, 2009

	PHI Consolidated	Parent	Utilities
Credit Facilities (Total Capacity)	$1,900	$1,275	$625
Less:			
Borrowings under Credit Facilities	(250)	(150)	(100)
Letters of Credit	(305)	(300)	(5)
Commercial Paper Outstanding	(140)	(140)	0
Remaining Credit Facilities Available	1,205	685	520
Plus: Cash Balance	538	47	491
Total Credit Facilities and Cash Available	**$1,743**	**$732**	**$1,011**

PHI maintains sufficient liquidity to execute the business plan

Note: See Safe Harbor Statement at the beginning of today's presentation.

2009 Principal Sources & Uses of Cash



Millions of Dollars

	Projection
Principal Sources of Cash:	
Beginning Cash	$ 384
Cash from Operations (1)	650
Remarketing of Tax-exempt Bonds	277
Dividend Reinvestment Plan	40
Total Sources of Cash	$ 1,351
Principal Uses of Cash:	
Capital Expenditures	$ 1,011
Debt Maturities (2)	53
Current Dividends	237
Total Uses of Cash	$ 1,301
Net Cash Flow	$ 50

No equity or long-term debt funding requirements until 2010

(1) Midpoint of projected cash from operations range; net of $190 million pension funding, after tax.

(2) Excluding debt maturities related to the Atlantic City Electric securitization bonds.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Financing Current 2010 Business Plan



- Current 2010 business plan calls for external financing

- We have alternatives to mitigate long-term financing needs

  – Reduce/delay capital spending

  – Use of short-term debt

- We will continue to assess our options – financing will be dependent upon market conditions

Note: See Safe Harbor Statement at the beginning of today's presentation.

Construction Expenditures – Projection*



* Projection as of May 31, 2009; reflects revised MAPP expenditures.
Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery – A Driver of Growth



Projected Rate Base *

11% CAGR (2008-2013)

	Electric Distribution	Gas Distribution	Transmission

- **Total Rate Base Growth - 65%**
- **Electric Distribution Rate Base Growth - 39%**
- **Transmission Rate Base Growth - 158%**

* Actual 2008 year end rate base, projected 2009 – 2013 year end rate bases.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Transmission Rate Base and Rate Base Earnings



Projected Transmission Rate Base

	2008	2009	2010	2011	2012
Total	$1,064	$1,186	$1,469	$1,874	$2,462
12.8% Return on Equity	$74	$226	$487	$839	$1,184
11.3% Return on Equity	$990	$960	$982	$1,035	$1,278

■ 11.3% Return on Equity   ■ 12.8% Return on Equity

Estimate of Rate Base Earnings[1]					
Millions	**2009-10**	**2010-11**	**2011-12**	**2012-13**	**2013-14**
Earnings – 11.3% ROE	$56	$54	$56	$58	$72
Earnings – 12.8% ROE	$5	$15	$31	$54	$76
Projected Earnings	$53[2]	$69	$87	$112	$148

1. Estimate of rate base earnings based on a simplified computation: projected year end rate base multiplied by 50% equity multiplied by the authorized returns on equity. Estimate of rate base earnings are shown for the FERC formula rate year June 1 through May 31.

2. Projected earnings for the 2009-10 rate year as adjusted for the impact of the true-up (approximately $8 million after-tax) as provided for in the formula rate process approved by FERC.

Note: See Safe Harbor Statement at the beginning of today's presentation.

POM Investment Case

- Earnings base derived primarily from regulated utility business

- Long-term earnings growth

- Commitment to dividend

- Investment grade credit quality

- Improved liquidity position

- Focus on lowering business risk

Note: See Safe Harbor Statement at the beginning of today's presentation.

Appendix

First Quarter 2009 Financial Performance



	Actual Earnings Per Share Quarter Ended March 31,				*Excluding Special Items* Quarter Ended March 31,	
	2009	**2008**			**2009**	**2008**
	$0.19	$0.24	Power Delivery		$0.15	$0.24
	$0.02	$0.24	Conectiv Energy		$0.02	$0.24
	$0.03	$0.04	Pepco Energy Services		$0.03	$0.04
	$0.03	$0.05	Other Non-Regulated		$0.03	$0.05
	($0.06)	($0.08)	Corporate & Other		($0.06)	($0.08)
	$0.21	**$0.49**	**Total PHI**		**$0.17**	**$0.49**

Note: Management believes the special item is not representative of the Company's ongoing business operations.

First Quarter 2009
Financial Performance - Drivers



First Quarter 2008 Earnings Per Share	$0.49

Power Delivery

• Weather	0.02
• Rate Order Impact (DC)	0.01
• Capital Costs	(0.03)
• Operation and Maintenance Expense	(0.02)
• Income Tax Adjustments	(0.02)
• Dilution	(0.02)
• Depreciation/Amortization	(0.01)
• Other, net	(0.02)

Conectiv Energy [1]	(0.22)
Pepco Energy Services	(0.01)
Other Non-Regulated, Corporate, Other	-

First Quarter 2009 Earnings Per Share [2]	$0.17

1) The lower Conectiv Energy earnings were due to significantly fewer opportunities to benefit from generating unit operating flexibility and dual-fuel capability and fewer remarketing activities around firm natural gas transportation and storage positions, due to less favorable energy prices and less price volatility than was experienced during the winter of 2008. Lower generation output and reduced spark spreads were also factors.

2) Excluding the special item.

Transmission Formula Rate Process

Pepco Holdings, Inc

Formula Rate Components		Revenue Component
Return on Rate Base		
Debt % in Capital Structure x Debt Rate x Total Rate Base	→	Cost of Debt
Equity % in Capital Structure x 11.3% ROE x Base Rate Base	→	Equity Return - Base
Equity % in Capital Structure x 12.8% ROE x Incentive Rate Base	→	Equity Return - Incentive
Cost Recovery		
Operation and Maintenance		
Depreciation and Amortization		
Other Taxes		
Income Tax at statutory rate		
Total Costs	→	Recovery of Operating Costs
True-up		
True-up From Prior Year	→	True-up

Sum of Above Equals Total Transmission Revenue Requirement

Rates effective June 1st

Minimizes Regulatory Lag

- Rates updated annually
- Better match between rates and costs
- Current year recovery of projected capital additions

Sales and Customer Growth - Statistics



	2008 Sales [1] (GWh)	Forecasted Sales Growth [1]		Forecasted Customer Growth	
		2008-2009	2008-2013	2008-2009	2008-2013
Pepco	26,624	1.7%	1.3%	0.3%	0.6%
Delmarva Power [2]	13,041	-0.8%	1.1%	-0.6%	0.6%
Atlantic City Electric	10,040	0.5%	0.9%	0.4%	0.8%
Total Power Delivery	49,705	0.8%	1.1%	0.1%	0.7%

(1) Weather Normalized Sales
(2) Excludes Virginia

While the economic downturn has slowed growth, we have confidence in the long-term growth prospects of our service territory.

Note: See Safe Harbor Statement at the beginning of today's presentation.

PES obtains earnings from construction of energy efficiency projects and long-term contracts



- PES designs, develops, and constructs energy efficiency projects

  – Contracts typically range in size from $5 to $25 million with gross margins in the 20% to 30% range

  – Construction typically takes 1 to 1.5 years

  – PES has signed an average of $50 million of contracts in each of the last three years

- PES's long-term contract backlog is $332 million of gross margin as of 3/31/09

  – 13 year weighted average contract length

  – Central Heating and Cooling is primarily made up of our Atlantic City district energy system

  – O&M contracts often included as part of energy efficiency projects

  – In 2008, PES's gross margin from these long-term contracts was $34 million

Estimated Contract Backlog
Gross Margin
($ in millions)



■ Central Heating and Cooling

■ Energy Efficiency O&M Contracts

Note: See Safe Harbor Statement at the beginning of today's presentation.